245 Summer Street Boston, MA 02210	Fidelity® Investments

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	November 19, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Mt. Vernon Street Trust (the trust): File Nos. 002-79755 and 811-03583

Fidelity Equity Growth K6 Fund, Fidelity Growth Company Fund, Fidelity Growth Company K6 Fund, Fidelity Growth Strategies Fund, Fidelity Growth Strategies K6 Fund, and Fidelity Series Growth Company Fund (the fund(s))

Post-Effective Amendment No. 101

Dear Ladies and Gentlemen:

On behalf of Fidelity Mt. Vernon Street Trust (the “Registrant”), Post-Effective Amendment No. 101 (the “Amendment”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 Act, as amended (the “Securities Act”), was electronically transmitted for filing pursuant to Rule 485(a) on November 15, 2024 (Accession No. 0000707823-24-000137). The Amendment has been filed solely for the purpose of implementing certain disclosure changes in connection with recent amendments to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Names Rule”).

We hereby request, in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that the Amendment receive selective review from the SEC and its Staff of the changes contained herein.  The Amendment reflects the implementation of changes in connection with amendments to the Names Rule, and, aside from the sections highlighted below, each fund’s prospectus(es) and SAI(s) are “not substantially different” from the disclosures that were previously filed in Post-Effective Amendment No. 97 (Accession No. 0000707823-24-000042) for Fidelity Equity Growth K6 Fund, Fidelity Growth Company Fund, Fidelity Growth Company K6 Fund, Fidelity Growth Strategies K6 Fund, and Fidelity Series Growth Company Fund and Post-Effective Amendment No. 100 (Accession No. 0000754510-24-000251) for Fidelity Growth Strategies Fund to the Trust’s registration statement on N-1A. The sections of the Amendment that include substantive differences from the prior disclosure include: (i) the Principal Investment Strategies sections of the Fund Summary section in the prospectus; and (ii) the Principal Investment Strategies and Description of Principal Security Types sections in the Investment Details section of the prospectus. We note that, for Fidelity Growth Company Fund and Fidelity Growth Strategies Fund, the Fee Table in the Fund Summary section and the Advisory Fee(s) section of the prospectus and Management Contract(s) section of the Statement of Additional Information reflect certain changes to each fund’s management contract that were effective March 1, 2024. These changes are similar to disclosure that was included in Post-Effective Amendment No. 98 to the registration statement on Form N-1A of Fidelity Mt. Vernon Street Trust filed on August 1, 2024 under Rule 485(a), which registered Class A, Class C, Class M, Class I and Class Z shares of Fidelity Growth Strategies Fund and which was previously reviewed by the Staff. The Amendment is not being filed for the purpose of implementing these changes.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this Amendment.

Sincerely,

/s/Renée Fuller Renée Fuller Shareholder Reporting